GREENBERG TRAURIG, LLP

MetLife Building

200 Park Avenue, 15th Floor

New York, New York 10166

May 30, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Protocall Technologies Incorporated - Registration Statement

on Form SB-2 filed February 12, 2007 (No. 333-140639)

for Registration of Shares of Common Stock

Ladies and Gentlemen:

On behalf of Protocall Technologies Incorporated, a Nevada corporation ("Protocall"), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the Registration Statement on Form SB-2 for the registration of shares of Protocall’s Common Stock ("Amendment No. 1"), which has been marked to reflect the changes effected in the Registration Statement by Amendment No. 1 thereto.

Amendment No. 1 responds to the comments received from the staff of the Commission by letter, dated April 11, 2007, with respect to the Registration Statement, as discussed below.  The numbered paragraphs below correspond to the paragraph numbers in the Commission's letter.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 1 and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in such amendment.  Protocall has previously paid the registration fee.

General

Comment 1:

In response to the staff’s comment and in order to comply with the Commission’s interpretation of Rule 415, we have reduced the number of shares of Common Stock covered by the Registration Statement from 26,433,322 to 22,033,322 shares.  This number is 30% of Protocall’s public float.  Based on this reduction, we trust that the staff will have no objection to Protocall’s use of the Registration Statement on a secondary basis.

Comment 2:

In response to the staff’s comment, we have included disclosure in footnote number 26 to the table on page 37 of the Registration Statement regarding the total possible profit the selling stockholders could realize as a result of the conversion discount underlying the convertible note.  Similar disclosure also appears on page 39.

Three courtesy copies of this letter and Amendment No. 1 (as marked) are being provided directly to the staff for its convenience in the review of the foregoing documents.

Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Bruce Newman, Chief Executive Officer of Protocall, at (631) 543-3655, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:

Mr. Bruce Newman